

Mail Stop 3561

June 15, 2016

John M. Duffey
Chief Financial Officer
Six Flags Entertainment Corporation
924 Avenue J East
Grand Prairie, Texas 75050

> **Re:** **Six Flags Entertainment Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 18, 2016**
> **File No. 001-13703**

Dear Mr. Duffey:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2015

Notes to Combined Financial Statements, page 48

1.   We note the disclosure in your risk factor "Holdings is dependent on dividends and other distributions from its subsidiaries to meet its obligations…," on page 19. Please tell us your consideration of Rules 4-08(e), 5-04(c) Schedule I and 12-04 of Regulation S-X.

Form 8-K Furnished April 27, 2016

2.   You disclose the non-GAAP measure "cash earnings per share," which is inconsistent with the updated Compliance and Disclosure Interpretations (C&DI) issued on May 17, 2016. Additionally, we note other issues regarding your non-GAAP measure presentation in general that may be inconsistent with this C&DI and Item 10(e) of Regulation S-K, for example, (i) prominence, (ii) most directly comparable GAAP measure, (iii) computation of "free cash flow," (iv) substantiveness of the reason for the

measures, and (v) characterization as a performance or liquidity measure, and if a liquidity measure, per share information must not be presented. Please review this guidance when preparing your next earnings release.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Abe Friedman at 202-551-8298 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure